FIRST AMENDING AGREEMENT

THIS AGREEMENT made as of the 28th day of March, 2024.

BETWEEN:

ING CAPITAL LLC

(in its capacity as administrative agent of the Lenders, the "Administrative Agent")

and

ING BANK N.V., DUBLIN BRANCH and SOCIÉTÉ GÉNÉRALE

(collectively, the "Lenders")

and

TERRONERA PRECIOUS METALS, S.A. DE C.V.

(the "Borrower")

WHEREAS the Lenders have established certain credit facilities in favour of the Borrower pursuant to a credit agreement dated October 6, 2023 entered into between, inter alia, the Borrower, the Lenders and the Administrative Agent (the "Credit Agreement");

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the Borrower, the Lenders and the Administrative Agent, the Borrower, the Lenders and the Administrative Agent covenant and agree as follows:

ARTICLE 1
DEFINED TERMS

1.1 Capitalized Terms

All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

ARTICLE 2
AMENDMENTS

2.1 General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2 Amendments

(a) Section 1.1 of the Credit Agreement is hereby amended as follows:

(i) the following new definitions of "Excess Equity Amount", "Top-Up Equity Amounts", "Tranche One Top-Up Equity Amount" and "Tranche Two Top-Up Equity Amount" are hereby added in alphabetical order:

""Excess Equity Amount" means such amount spent by the Borrower on Project Costs (excluding any Project Cost Overruns) in excess of the Initial Required Equity Amount prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (which, as of March 27, 2024 was REDACTED [amount redacted])."

"Top-Up Equity Amounts" has the meaning given to it in Section 10.3(ee).

"Tranche One Top-Up Equity Amount" has the meaning given to it in Section 10.3(ee).

"Tranche Two Top-Up Equity Amount" has the meaning given to it in Section 10.3(ee)."

(ii) the definition of "Initial Required Equity Amount" is hereby deleted in its entirety and replaced with the following:

"Initial Required Equity Amount" means the aggregate of (i) REDACTED [amount redacted] provided that such amount shall include amounts spent on Capital Expenditures prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (which, as of June 30, 2023 was REDACTED [amount redacted]), and (ii) the Top-Up Equity Amounts, if and to the extent required under Section 10.3(ee).

(iii) the definition of "Project Cost Overrun Funding" is hereby deleted in its entirety and replaced with the following:

""Project Cost Overrun Funding" means

(a) prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000 less any Excess Equity Amount and any Project Cost Overruns funded by the Project Cost Overrun Funding, provided that the Project Cost Overrun Funding shall not be negative;

(b) prior to the initial drawdown under Tranche One of the Credit Facility, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000 less any Excess Equity Amount and any Project Cost Overruns funded by the Project Cost Overrun Funding, provided that the Project Cost Overrun Funding shall not be negative;

(c) immediately following the initial drawdown under Tranche One of the Credit Facility, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000; and

(d) prior to the initial drawdown under Tranche Two of the Credit Facility, (i) cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution,  with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $27,900,000, and (ii) cash collateral in an amount not less than $20,000,000 held by the Sponsor, in each case, to be used solely to pay (A) Project Costs designated as Project Cost Overruns, and (B) prior to the availability of the Credit Facility only, Project Costs constituting Excess Equity Amounts. For certainty, following the initial drawdown of Tranche One the Project Cost Overrun Funding shall not be used to fund Project Costs constituting Excess Equity Amounts."

(b) Section 10.3(b) is hereby deleted in its entirety and replaced with the following:

"(b) Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility to (i) finance Project Costs in accordance with the Development Plan, and (ii) if and to the extent required, the Borrower shall apply proceeds of the initial drawdown of Tranche One to top-up the Project Cost Overrun Funding, provided that, for certainty, the Borrower shall not be permitted to apply the proceeds of the Credit Facility to top-up the Project Cost Overrun Funding for amounts used to fund Project Cost Overruns. Neither the Sponsor nor its Subsidiaries nor their respective directors, officers, employees or agents, in each case, acting in their official capacity, shall, directly or indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Person, (w) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Restricted Person or any Restricted Territory, (x) for the purpose of furthering an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any AML Laws or Anti-Corruption Laws, (y) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti-Corruption Laws or (z) in any other manner, in each case as will result in a violation or breach of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise)."

(c) The table set forth in Section 8.1 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

Date of Repayment	Amount of Scheduled Repayment

December 31, 2025	$1,000,000.00

March 31, 2026	$4,500,000.00
June 30, 2026	$4,500,000.00
September 30, 2026	$6,000,000.00
December 31, 2026	$6,500,000.00

March 31, 2027	$4,000,000.00
June 30, 2027	$4,000,000.00
September 30, 2027	$2,500,000.00
December 31, 2027	$4,500,000.00

March 31, 2028	$4,500,000.00
June 30, 2028	$4,000,000.00
September 30, 2028	$2,000,000.00
December 31, 2028	$3,000,000.00

March 31, 2029	$7,000,000.00
June 30, 2029	$6,500,000.00
September 30, 2029	$6,500,000.00
December 31, 2029	$8,000,000.00

March 31, 2030	$8,000,000.00
June 30, 2030	$5,000,000.00
September 30, 2030	$4,000,000.00
December 31, 2030	$4,000,000.00

March 31, 2031	$5,000,000.00
June 30, 2031	$5,000,000.00
September 30, 2031	$5,000,000.00

Maturity Date (December 31, 2031)	$5,000,000.00

Total	$120,000,000

(d) Section 10.3(dd)(v)(A) is hereby amended by deleting the reference to "180 days" and replacing it with "360 days".

(e) Section 10.3(ee) is hereby deleted in its entirety and replaced with the following:

"(ee) Project Cost Overrun Funding. The Project Cost Overrun Funding shall remain available to fund Project Cost Overruns, in the amounts set out in the definition of "Project Cost Overrun Funding", and the initial funding of the Debt Service Reserve Account in accordance with Section 10.3(m) and shall be in full force and effect. In the event that a Project Cost Overrun occurs and is funded by the Project Cost Overrun Funding (i) prior to the initial drawdown under Tranche One, then the Borrower shall be required to top-up the Project Cost Overrun Funding in an amount equal to the aggregate of all such Project Cost Overruns funded by the Project Cost Overrun Funding with the proceeds of additional Equity issued by the Borrower to the Parent or, with the prior written consent of the Lenders, another Sponsor Group Member (the "Tranche One Top-Up Equity Amount"), and (ii) prior to the initial drawdown under Tranche Two, then the Borrower shall be required to top-up the Project Cost Overrun Funding in an amount equal to the aggregate of all such Project Cost Overruns funded by the Project Cost Overrun Funding with the proceeds of additional Equity issued by the Borrower to the Parent or, with the prior written consent of the Lenders, another Sponsor Group Member (the "Tranche Two Top-Up Equity Amount" and together with the Tranche One Top-Up Equity Amount, the "Top-Up Equity Amounts")."

(f) Section 2(a) of Schedule N is hereby amended by:

(i) deleting the following "over a period of at least five Banking Days,";

(ii) replacing "two (2) years" with "three (3) years"; and

(iii) replacing "March 29, 2024" with "April 2, 2024" to extend the date by which the Borrower is required to execute the initial Mandatory Gold Hedges.

(g) Section 2(b)(i) of Schedule N is hereby amended by replacing "March 29, 2024" with "April 5, 2024" to extend the date by which the Borrower is required to execute the initial Mandatory FX Hedges.

ARTICLE 3
CONDITIONS PRECEDENT TO EFFECTIVENESS OF AGREEMENT

3.1 Conditions Precedent

This agreement shall not become effective unless and until the following conditions precedent are fulfilled:

(a) this agreement shall be executed and delivered by the parties hereto;

(b) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, shall have occurred and be continuing or would arise upon this agreement becoming effective.

ARTICLE 4
MISCELLANEOUS

4.1 Future References to the Credit Agreement

On and after the date of this agreement, each reference in the Credit Agreement to "this agreement", "hereunder", "hereof", or words of similar meaning referring to the Credit Agreement, and each reference in any related document to the "Credit Agreement", "thereunder", "thereof", or words of similar meaning relating to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

4.2 Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

4.3 Enurement

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

4.4 No Waiver

The execution, delivery and effectiveness of this agreement shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender or the Administrative Agent under any Finance Document, nor constitute a waiver of any provision of any of the Finance Documents. On and after the effectiveness of this agreement, this agreement shall for all purposes constitute a Credit Document.

4.5 Consent re: Additional Material Project Documents

Pursuant to Section 10.4(e) of the Credit Agreement, the Administrative Agent hereby consents to the Borrower entering into the following Additional Material Project Documents:

(a) REDACTED [material project documents redacted]; and

(b) REDACTED [material project documents redacted].

provided that the foregoing consent is expressly limited to the above-listed Additional Material Project Documents.

4.6 Conflict

If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

4.7 Counterparts

This agreement may be executed in original or pdf file copy or by other electronic means in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.8 Representations and Warranties

The Borrower hereby represents and warrants that (a) no Default which has not otherwise been waived by the Lenders or Majority Lenders, as applicable, has occurred and is continuing as of the date hereof or would arise as a result of this agreement becoming effective; and (b) the representations and warranties set forth in Section 9.1 of the Credit Agreement are true and correct in all material respects as if made on the date hereof (except where such representation or warranty is stated to be made as of a particular date).

4.9 Submission to Jurisdiction

Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, each of the parties hereby irrevocably accept and submit for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. Furthermore, each party hereto hereby waives the right to any other jurisdiction to which it may be entitled by means of its present or future domicile.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

TERRONERA PRECIOUS METALS, S.A. DE C.V., as Borrower

By:	REDACTED [signature redacted]
	Name:	Elizabeth Senez
	Title:	Treasurer

By:	REDACTED [signature redacted]
	Name:	Daniel Dickson
	Title:	President

[Signature Page – First Amending Agreement]

ING CAPITAL LLC, as Administrative Agent
By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – First Amending Agreement]

ING BANK N.V., DUBLIN BRANCH, as Lender
By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

[Signature Page – First Amending Agreement]

SOCIÉTÉ GÉNÉRALE, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:
Name:
Title:

[Signature Page – First Amending Agreement]